Exhibit 2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition and allowance for sales returns, allowance for doubtful accounts, inventories, intangible assets, goodwill, income taxes and valuation allowance, and stock-based compensation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee.

Management believes the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and are the most critical to aid in fully understanding and evaluating AudioCodes’ reported financial results include the following:

•	Revenue recognition and allowance for sales returns;

•	Allowance for doubtful accounts;

•	Inventories;

•	Intangible assets;

•	Goodwill;

•	Income taxes and valuation allowance;

•	Stock-based compensation; and

•	Contingent liabilities

Revenue Recognition and Allowance for Sales Returns

We generate our revenues primarily from the sale of products. We sell our products through a direct sales force and sales representatives. Our customers include original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries, all of whom are considered end-users.

Revenues from products are recognized in accordance with Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements” when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the product has occurred, (iii) the fee is fixed or determinable and (iv) collectability is probable. We have no obligation to customers after the date on which products are delivered, other than pursuant to warranty obligations and any applicable right of return.  We grant to some of our customers the right of return or the ability to exchange a specific percentage of the total price paid for products they have purchased over a limited period for other products.

We maintain a provision for product returns and exchanges and other incentives. This provision is based on historical sales returns, analysis of credit memo data and other known factors. This provision amounted to $754,000 in 2008, $656,000 in 2009 and $1.4 million in 2010.

Revenues from the sale of products which were not yet determined to be final sales due to market acceptance or technological compatibility were deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection. Revenues from services are recognized ratably over the time of the service agreement, usually one year.

Allowance for Doubtful Accounts

Our trade receivables are derived from sales to customers located primarily in the Americas, the Far East, Israel and Europe. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses from uncollected receivables. An allowance for doubtful accounts is determined with respect to those amounts that we have recognized as revenue and determined to be doubtful of collection. We usually do not require collateral on trade receivables because most of our sales are to large and well-established companies. On occasion, we may purchase credit insurance to cover credit exposure for a portion of our sales and this may mitigate the amount we need to write off as a result of doubtful collections.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the “weighted average cost” method for raw materials and on the basis of direct manufacturing costs for finished products. We periodically evaluate the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.  We wrote-off inventory in a total amount of $2.4 million in 2008, $3.4 million in 2009 and $1.1 million in 2010.

Intangible assets

As a result of our acquisitions, our balance sheet included acquired intangible assets in the aggregate amount of approximately $8.7 million as of December 31, 2008, $6.8 million as of December 31, 2009 and $5.3 million as of December 31, 2010.

We allocated the purchase price of the companies we have acquired to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, trade names, backlog and customer relationships. In addition, other factors considered are the brand awareness and market position of the products sold by the acquired companies and assumptions about the period of time the brand will continue to be used in the combined company’s product portfolio. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

If we did not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

Intangible assets are reviewed for impairment in accordance with ASC 360-10-35  (formerly FAS 144), “Property, Plant, and Equipment- Subsequent Measurement”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The loss is allocated to the intangible assets on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual intangible asset shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable.

Our intangible assets are comprised of acquired technology, customer relations, trade names, existing contracts for maintenance and backlog. All intangible assets are amortized using the straight-line method over their estimated useful life.

During 2009 and 2010, no impairment charges were identified. During 2008, we recorded an impairment charge for intangible assets in the amount of $5.9 million (relating to the acquisition of Nuera).

Goodwill

As a result of our acquisitions, our balance sheet included acquired goodwill in the aggregate amount of approximately  $32.1 million as of December 31, 2008, 2009 and 2010. Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. In accordance with ASC 350 (formerly FAS 142), “Intangible, Goodwill and Other” goodwill is not amortized and is tested for impairment at least annually. Our annual impairment test is performed at the end of the fourth quarter each year. If events or indicators of impairment occur between the annual impairment tests, we perform an impairment test of goodwill at that date.

The provisions of ASC No. 350 require that a two-step impairment test be performed on goodwill at the level of the reporting units. We operate in one operating segment and this segment comprises our only reporting unit. In the first step, we compare the fair value of the reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and no further testing is required to be performed. If the carrying value of the net assets exceeds the fair value, then we must perform the second step of the impairment test in order to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

Fair value is generally determined using discounted cash flows, market multiples and market capitalization. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

At December 31, 2008, our reporting unit failed step one of the impairment test. The fair value of our business, as reflected by the market capitalization fell below the carrying value. As a result, we performed step two of the analysis, using the income approach. The key assumptions used were: (a) expected cash flow for the period from 2009-2014, assuming recovery of the economy in 2011; (b) a discount rate of 16% which was based on management's best estimate of the weighted average cost of capital; and (c) future long-term growth rate of 4%. As a result of the impairment test for 2008, we recorded non-cash impairment charges of $79.1 million in 2008. At December 31, 2009 and 2010, the fair value of our business, as reflected by our market capitalization, exceeded the carrying amount. As a result, our reporting unit did not fail step one and we were not required to perform step two of the analysis. The fair value of our reporting unit, as reflected by our market capitalization, exceeded carrying value by 21% at December 31, 2009 and by 145% at December 31, 2010. A significant decline in our market capitalization or deterioration in our projected results could result in additional impairment of goodwill in the future, as occurred in 2008.

The goodwill impairment in 2008 reflected the decline in global economic conditions and reduction in consumer and business confidence experienced during the fourth quarter of 2008. In addition, we experienced a major setback in the product lines of the Nuera and Netrake businesses that had been acquired by us. Management's expectations with respect to future results have been affected by the bankruptcy filing in January 2009 by Nortel, a major customer of ours at that time, that represented approximately  14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Sales to Nortel represented 3.9% of our revenues in 2010. We also significantly changed our business expectations for 2009 and beyond as a result of the effect on expected consumer purchases of the significant market downturn and credit crisis. We reduced the projected future revenues and net cash flows as we did not expect that the historical operating results would be indicative of future operations. The estimates and assumptions used by us to test our goodwill were consistent with the business plans and estimates used to manage our operations.

Income Taxes and Valuation Allowance

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Although we believe that our estimates are reasonable, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals.

We have filed or are in the process of filing U.S. federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718  (formerly FAS 123R) ”Compensation-Stock Compensation”. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant. The Black-Scholes model requires subjective assumptions regarding dividend yields, expected volatility, expected life of options and risk-free interest rates. These assumptions reflect management’s best estimates. Changes in these inputs and assumptions can materially affect the estimate of fair value and the amount of our stock-based compensation expenses. We recognized stock-based compensation expense of $4.3 million in 2008, $2.0 million in 2009 and $2.1 million in 2010. As of December 31, 2010, there was approximately $2.9 million of total unrecognized stock-based compensation expense related to non-vested stock-based compensation arrangements granted by us. As of December 31, 2010, that expense is expected to be recognized over a weighted-average period of 1.13 years.

Contingent liabilities

We are involved in claims, suits, government investigations, and proceedings arising from the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred, and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.  See “Overview” below for a discussion of claims against us by Nortel and by a landlord involving potential contingent liabilities.

A.           OPERATING RESULTS

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements for the year ended December 31, 2010, appearing elsewhere in this Form 6-K, our audited financial statements for the year ended December 31, 2009 appearing in our Annual Report on Form 20-F for the year ended December 31, 2009 and Item 5—"Operating and Financial Review and Prospects" of such Annual Report.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, s and value-added applications.  Our underlying technology, VoIPerfectHD™, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging voice networks.

Our products enable our customers to build high-quality packet networking equipment and network solutions and provide the building blocks to connect traditional telephone networks to VoIP networks, as well as connecting and securing multimedia communication between different packet-based networks. Our products are sold primarily to leading original equipment manufacturers, or OEMs, system integrators and network equipment providers in the telecommunications and networking industries.  We have continued to broaden our offerings, both from internal and external development and through acquisitions, as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems, media servers, session border controllers and messaging platforms. We have also increased our product portfolio to enhance our position in the market and serve our channels better as a “one stop shop” for voice over IP hardware.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S. and U.K. We have other offices located in Europe, the Far East, and Latin America.

Nortel Networks was our largest customer in 2008 and 2009, accounting for 14.4% of our revenues in 2008 and 15.6% of our revenues in 2009. Nortel accounted for only 3.9% of our revenues in 2010.  Nortel filed for bankruptcy protection in January 2009. Nortel has operated in bankruptcy since then while also selling a number of its business units and seeking to sell additional business units. As a result of Nortel’s bankruptcy filing, we could not recognize $1.7 million of sales to Nortel in the fourth quarter of 2008. During 2009, Nortel returned to us products with a sales price of $706,000. This amount reduced the $1.7 million of unpaid deferred revenues on our balance sheet. The remaining approximately $1.0 million of these deferred revenues represent an unsecured claim in Nortel’s bankruptcy proceeding. We do not know if we will recover any amount in the bankruptcy proceeding.

Nortel has asserted that we received approximately $2.6 million in payments from them during the ninety day period prior to their bankruptcy filing in January 2009 that constitute avoidable preferential transfers. We have entered into an agreement with Nortel that tolls the statute of limitations with respect to these claims until the end of February 2011. We expect to engage in discussions with Nortel with respect to these claims. We believe that we have valid defenses to these claims. However, we are unable to estimate the likelihood of a settlement with Nortel being reached, or to estimate the range of loss if such a settlement is reached; in addition, if a settlement with Nortel is not reached, we are unable to estimate the likelihood of an unfavorable outcome if Nortel commences a formal proceeding, nor are we able to estimate the range of loss if the outcome of such formal proceeding is unfavorable.

In May 2007, we entered into an agreement with respect to property adjacent to our headquarters in Israel, pursuant to which a building of approximately 145,000 square feet has been erected and was expected to be leased to us for a period of eleven years.  This new building was substantially completed on a structural level in May 2010.  The landlord claims that we should have taken delivery of the building at that time and started paying rent.  We have disagreed with the landlord’s interpretation of the relevant agreement and, as a result, the landlord terminated the agreement and leased the property to a third party.  This dispute has been referred to arbitration where we claim that due to the landlord’s failure we lost significant potential revenues. The landlord counterclaimed alleging that it has sustained losses equal to approximately one year’s rent and management fees in the amount of approximately 14 million NIS (approximately US$ 3.9 million).  The claim is at an early stage and it is not possible at this stage to predict the outcome of these proceedings, We believe that we have valid defenses to the counterclaim.

Our top five customers accounted for 26.3% of our revenues in 2008, 29.8% of our revenues in 2009 and 28.6% of our revenues in 2010. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the last three fiscal years are as follows:

	2008	2009	2010
Americas	52.4%	55.6%	47 7%
Far East	16.4	14.6	17.8
Europe	23.4	21.5	21.7
Israel	7.8	8.3	12.8
Total	100.0%	100.0%	100.0%

Part of our strategy over the past few years has involved the acquisition of complementary businesses and technologies. In July, 2006, we completed the acquisition of Nuera (merged into AudioCodes Inc. as of December 31, 2007). Nuera provides voice over Internet protocol, or VoIP, infrastructure solutions for broadband and long distance networks.

In August 2006, we acquired Netrake (merged into AudioCodes Inc. as of December 31, 2007), a provider of session border controller, or SBC, and security gateway solutions. SBCs enable connectivity, policies and security for real-time media sessions, such as VoIP, video or fax, between public or private IP networks. Security gateways enable secure real-time sessions across wifi, broadband and wireless networks in field mobile convergence deployments.

In April 2007, we completed the acquisition of CTI Squared.  CTI Squared is a provider of enhanced messaging and communications platforms deployed globally by service providers and enterprises. CTI Squared’s platforms integrate data and voice messaging services over internet, intranet, PSTN, cellular, cable and enterprise networks.

In May 2010, we acquired all of the remaining outstanding equity of Natural Speech Communication Ltd. that we did not own. NSC is based in Israel and is engaged in speech analytics and speech recognition technologies and products.

We believe that prospective customers generally are required to make a significant commitment of resources to test and evaluate our products and to integrate them into their larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. For these reasons, the sales cycles of our products to new customers are often lengthy, averaging approximately six to twelve months.  As a result, we may incur significant selling and product development expenses prior to generating revenues from sales.

The currency of the primary economic environment in which our operations are conducted is the U.S. dollar and, as such, we use the U.S. dollar as our functional currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-U.S. dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

The demand for Voice over IP, or VoIP, technology has increased during recent years. In recent years, the shift from traditional circuit-switched networks to next generation packet-switched networks continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In developed countries, traditional and alternative service providers adopt bundled triple play (voice, video and data) and quadruple play (voice, video, data and mobile) offerings. This trend, enabled by voice and multimedia over IP, has fueled competition among cable, wireline, ISP and mobile operators, increasing the pressure for adopting and deploying VoIP networks. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are adopting the use of VoIP technology to deliver voice and data services that were previously unavailable.

The general economic uncertainty, including disruptions in the world credit and equity markets, has had and continues to have a negative impact on business around the world.  This economic environment has had an adverse impact on the technology industry and our major customers. Conditions may continue to be uncertain or may be subject to  deterioration which could lead to a reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position could also require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, our reserves for doubtful accounts and write-offs of accounts receivable could increase.

Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
Statement of Operations Data:	2008 Audited	2009 Audited	2010 Unaudited

Revenues	100.0%	100.0%	100.0%
Cost of revenues	44.3	44.6	44.1
Gross profit	55.7	55.4	55.9
Operating expenses:
Research and development, net	21.6	23.8	20.1
Selling and marketing	25.5	25.5	23.3
General and administrative	5.3	6.2	5.5
Impairment of goodwill and intangibleassets	48.7	-	-
Total operating expenses	101.1	55.5	48.9

Operating income (loss)	(45.4)	(0.1)	6.9
Financial expenses, net	1.9	2.2	0.0
Income (loss) before taxes on income	(47.3)	(2.3)	6.9
Income tax expense (income)	0.3	0.2	(1.3)
Equity in losses of affiliated companies, net	1.5	0.1	0.1

Net income (loss)	(49.1)%	(2.6)%	8.1%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues.  Revenues increased 19.2% to $150.0 million in 2010 from $125.9 million in 2009. The increase in revenues was primarily due to the recovery in the global economy.

Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit increased to $83.9 million in 2010 from $69.7 million in 2009. Gross profit as a percentage of revenues increased to 55.9% in 2010 from 55.4% in 2009. The increase in our gross profit percentage was primarily attributable to an increase in our revenues and a reduction in manufacturing costs.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses were $30.2 million in 2010 and $30.0 million in 2009 and decreased as a percentage of revenues to 20.1% in 2010 from 23.8% in 2009. The decrease in net research and development expenses as a percentage of revenue was primarily due to the increase in our revenues.  Stock-based compensation expense included in these expenses decreased to $354,000 in 2010 from $642,000 in 2009 and grants from the OCS, which reduce these expenses, increased by $1.7 million in 2010. We increased the number of our research and development personnel in 2010 which increased personnel costs and associated expenses. We expect that research and development expenses will increase on an absolute dollar basis in 2011 as a result of our continued development of new products.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased 9.1% in 2010 to $35.0 million from $32.1 million in 2009 and decreased as a percentage of revenues to 23.3% in 2010 from 25.5% in 2009. These expenses increased on an absolute basis primarily  due to an increase in selling and marketing personnel and associated expenses.  We expect that selling and marketing expenses will increase on an absolute dollar basis in 2011 as a result of an expected increase in our sales force and marketing activities.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses increased 5.5% to $8.3 million in 2010 from $7.8 million in 2009. As a percentage of revenues, general and administrative expenses decreased to 5.5% in 2010 from 6.2% in 2009. This decrease was due primarily to the leveraging of certain fixed costs over a higher revenue base in 2010 . We expect that general and administrative expenses will increase in absolute dollar terms in 2011 to support our expected growth.

Financial Expenses, Net.  Financial expenses, net consist primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our senior convertible notes and bank loans and bank charges. Financial expenses, net, in 2010 were $94,000 compared to $2.7 million in 2009. The decrease in financial expenses, net in 2010 was primarily due to lower interest expense recorded with respect to our senior convertible notes following the redemption of almost all of the outstanding notes in the fourth quarter of 2009.

Taxes on Income.  We had a net income tax benefit of $1.9 million in 2010 compared to income tax expense of $290,000 in 2009. The net income tax benefit in 2010 is a result of a tax benefit of $2.3 million relating to the available net carry forward tax losses.

Equity in Losses of Affiliated Company, Net.  Equity in losses of affiliated company, net was $213,000 in 2010 compared to $76,000 in 2009. The increase in this amount is attributable to an increase in losses of our affiliated company.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues.  Revenues decreased 28.0% to $125.9 million in 2009 from $174.7 million in 2008. The decrease in revenues was primarily due to the downturn in the global economy and the challenging business environment in the market for telecommunications products.

Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit decreased to $69.7 million in 2009 from $97.3 million in 2008. Gross profit as a percentage of revenues decreased to 55.4% in 2009 from 55.7% in 2008. The decrease in our gross profit percentage was primarily attributable to a decline in average selling prices of our products. The decrease in gross profit was partially offset by the results of our cost reduction plan implemented in the first quarter of 2009. In addition, the decrease in gross profit was partially offset by a reduction in manufacturing costs.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the OCS. Research and development expenses decreased 20.8% to $30.0 million in 2009, from $37.8 million in 2008 and increased as a percentage of revenues to 23.8% in 2009 from 21.6% in 2008. The decrease in net research and development expenses on an absolute dollar basis was primarily due to our cost reduction plans implemented during 2008 and 2009 that reduced the number of research and development personnel and due to a decrease in stock-based compensation expense to $642,000 in 2009 from $1.5 million in 2008.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses decreased 28.2% in 2009 to $32.1 million from $44.7 million in 2008. These expenses decreased primarily as a result of our cost reduction plans implemented during 2008 and 2009 which reduced the number of personnel in this area and a decrease in the stock-based compensation expense included in selling and marketing expenses to $913,000 in 2009 compared to $2.0 million in 2008, as well as a $718,000 decrease in amortization expenses. The decrease in amortization expenses was mainly due to an intangible asset impairment charge recorded in the fourth quarter of 2008. As a percentage of revenues, selling and marketing expenses were 25.5% in both 2008 and 2009.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and professional services expenses. General and administrative expenses decreased 15.2% to $7.8 million in 2009 from $9.2 million in 2008. As a percentage of revenues, general and administrative expenses increased to 6.2% in 2009 from 5.3% in 2008. The decrease in general and administrative expenses on an absolute dollar basis, was primarily due to our cost reduction plans implemented during 2008 and 2009 which reduced the number of our general and administrative personnel.

Impairment of Goodwill and Intangible Assets. We review goodwill for impairment annually during the fourth quarter of the fiscal year or more frequently if events or circumstances indicate that an impairment loss may have occurred. In the fourth quarter of fiscal 2008, in connection with the impact of weakening market conditions on our forecasts and a sustained, significant decline in the market capitalization to a level lower than our net book value, it was concluded that triggering events existed and we were required to test intangible assets and goodwill for impairment, in accordance with ASC 360-10-35 (formerly SFAS 144) "Property, Plant, and Equipment- Subsequent Measurement" and ASC 350 (formerly FAS 142) "Intangible, Goodwill and Other". As a result, in the fourth quarter of 2008, we recorded a goodwill impairment charge of approximately $79.1 million and an intangible assets impairment charge of $5.9 million. These impairment charges did not impact our business operations, cash flows or compliance with the financial covenants in our loan agreements. In 2009, there was no impairment charge.

Financial Expenses, Net.  Financial expenses, net consist primarily of interest derived on cash and cash equivalents, marketable securities, bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank loans and bank charges. Financial expenses, net, in 2009 were $2.7 million compared to $3.3 million in 2008. The decrease in financial expenses, net in 2009 was primarily due to lower interest expense recorded with respect to our senior convertible notes following the repurchase of notes in the fourth quarters of 2008 and 2009.

Taxes on Income.  Income taxes, net, were $290,000 in 2009 compared to $505,000 in 2008. The decrease is principally attributable to previous year’s tax refund received in 2009.

Equity in Losses of Affiliated Companies, Net.  Equity in losses of affiliated companies, net was $76,000 in 2009 compared to $2.6 million in 2008.  The decrease in these expenses is attributable to consolidating the financial results of NSC into our operating results starting December 1, 2008. Also, in 2008, these expenses included an impairment charge of $1.1 million related to an investment in an affiliate.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS/U.S. dollar exchange rate have no material effect on our revenues. However, a majority of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS. Inflation in Israel and U.S. dollar exchange rate fluctuations have some influence on our expenses and, as a result, on our net income. Our NIS costs, as expressed in U.S. dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %

2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.3	(6.0)	8.3
Recent Accounting Pronouncements

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

1)           Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

2)           Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE");

3)           Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

4)           Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption date is January 1, 2011. We are currently evaluating the impact of this update on our consolidated results of operations and financial condition.

In January 2010, the FASB updated the "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation of fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to us, this update became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. Our adoption of the "Fair Value Measurements Disclosures” did not have a  material impact on our consolidated financial statements.

B.           LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations for the last three years, from the remaining proceeds of our sale of convertible notes, as well as with cash from operations in those years.

In November 2004, we raised net proceeds of approximately $120.2 million in a private placement of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024.  Holders of the notes are entitled to convert the notes into our ordinary shares at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is the equivalent to a conversion price of approximately $18.71 per share.  The conversion rate is subject to adjustment in certain circumstances, such as changes in our capital structure or upon the issuance by us of share dividends or certain cash distributions. During 2008, we repurchased $51.5 million in principal amount of our 2% Senior Convertible Notes for a total cost, including accrued interest, of $50.2 million. In November 2009, we repurchased approximately $73.1 million in principal amount of the Notes.  As of December 31, 2010, there was a total of $353,000 in principal amount of the Notes outstanding. The remaining outstanding Notes may be redeemed by us, in whole or in part at any time.  The holders of these outstanding Notes may require us to redeem the Notes on November 9, 2014 or November 9, 2019, or upon certain fundamental changes.

In April and July 2008, we entered into loan agreements with banks in Israel that provide for borrowings of an aggregate of $30 million. The loans bear interest at an annual rate equal to LIBOR plus 1.3%-1.5% with respect to $23 million of borrowings and LIBOR plus 0.5%-0.65% with respect to $7 million of borrowings.   The principal amount borrowed is repayable in 20 equal quarterly payments from August 2008 through July 2013. The banks have a lien on our assets and we are required to maintain $7 million of compensating balances with the banks.  The agreements require us, among other things, to maintain shareholders' equity at specified levels and to achieve certain levels of operating income. The agreements also restrict us from paying dividends. As of December 31, 2010 we were in compliance with the covenants contained in the loan agreements. As of December 31, 2010, we owed an aggregate of $15.8 million under these borrowings.

As of December 31, 2010, we had $64.1 million in cash and cash equivalents and bank deposits, an increase of $11.3 million from $52.9 million at December 31, 2009.  The increase in this amount was primarily attributable to net cash provided by operating activities.

In January 2008, our Board approved a program to repurchase up to 4,000,000 of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price and market conditions. If management elects to have us purchase our shares, we will use a portion of our cash to effect these purchases. In 2008, we repurchased a total of approximately 3.5 million ordinary shares at a total cost of $13.7 million.  We did not repurchase any of our ordinary shares in 2009 and 2010.

Cash from Operating Activities

Our operating activities provided cash in the amount of $16.4 million in 2010, primarily due to our net income of $12.0 million, an increase in other payables and accrued expenses of $8.2 million, non-cash depreciation and amortization in the amount $4.4 million, non cash stock-based compensation expenses of $1.4 million and an increase in trade payables in the amount of $4.9 million, partly offset by an increase in trade receivables in the amount of $7.4 million and in inventories in the amount of $4.5 million. Our trade receivables and our inventories increased primarily because of our higher sales volume in 2010 compared to 2009. Our trade and other payables increased because of increased expenses relating to our higher sales volume in 2010.

Our operating activities provided cash in the amount of $21.0 million in 2009, primarily due to a decrease in trade receivables, net, of $11.0 million, a decrease in inventories of $7.1 million, non-cash depreciation and amortization expenses of $5.0 million and non-cash amortization of discount and deferred charges on our senior convertible notes of $2.9 million, offset, in part, by our net loss, a decrease of $3.5 million in other payables and accrued expenses and a decrease of $3.1 million in trade payables. Our trade receivables and our inventories decreased primarily because of our lower sales volume in 2009 than in  2008. Our trade receivables also decreased because of increased collection efforts. Our trade payables, other payables and accrued expenses decreased primarily because of our lower cost of goods sold in 2009 than in 2008 and implementation of cost reduction steps and a wage cut in January 2009.

Our operating activities provided cash in the amount of $16.4 million in 2008, primarily due to non-cash expenses in the amount of $86.1 million for impairment charges, $7.4 million for depreciation and amortization, $4.3 million for stock-based compensation and $1.5 million of equity in losses of affiliated companies, as well as an increase of $3.1 million in trade and other payables, offset, in part, by our net loss and a decrease of $3.5 million in trade and other receivables and an increase of $1.8 million in inventories.  Our trade and other payables increased because of extended payment terms granted to us by suppliers.  Our trade and other receivables decreased because we had lower revenues in the fourth quarter of 2008 than in the same period in 2007 and because of increased year-end collection efforts. Inventory increased primarily because of lower than expected revenues in the fourth quarter of 2008.

Cash from Investing Activities

In 2010, our investing activities used cash in the amount of $1.5 million, primarily due to purchase of property and equipment.

In 2009, our investing activities provided cash in the amount of $60.3 million, primarily due to the net proceeds from bank deposits and from redemption of marketable securities on maturity.

In 2008, our investing activities used cash in the amount of $20.0 million, primarily due to the excess of our investment in marketable securities and short-term and long-term bank deposits and payments in connection with the acquisition of CTI Squared over proceeds from bank deposits and sale and maturity of marketable securities.

Cash from Financing Activities

In 2010, we used cash in financing activities of $3.6 million as a result of $6.0 million used for repayment of bank loans offset, in part, by $2.6 million in proceeds from issuance of shares upon exercise of options and purchases of shares under our employee stock purchase plan.

In 2009, we used cash in financing activities of $79.1 million as a result of $73.1 million used to repurchase our Senior Convertible Notes and $6.0 million used for repayment of bank loans.

In 2008, our financing activities used $34.7 million due to $50.2 million used to repurchase our Senior Convertible Notes and $13.7 million used to repurchase our ordinary shares offset, in part, by bank borrowings in the aggregate amount of $30 million.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future.  We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing products and to develop new ones. We are developing more advanced communications boards, analog and digital media gateways for carrier and enterprise applications, media servers and session border controllers. Our platforms are expected to feature increased trunk capacity, new functionalities, enhanced signaling software and compliance with new control protocols. As of December 31, 2010, 270 of our employees were engaged primarily in research and development on a full-time basis.

Our research and development expenses were $30.2 million in 2010 compared to $30.0 million in 2009. From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. As a recipient of grants from the OCS, we are obligated to perform all manufacturing activities for projects subject to the grants in Israel unless we receive an exemption. Know-how from the research and development which is used to produce products may not be transferred to third parties without the approval of the OCS and may further require significant payments. The OCS approval is not required for the export of any products resulting from such research or development. Through December 31, 2010, we had obtained grants from the OCS aggregating $11.6 million for certain of our research and development projects. We are obligated to pay royalties to the OCS, amounting to 3%-4.5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR at the time of grant. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

D.           TREND INFORMATION

The accelerated demand for VoIP technology has impacted our business during the last few years. Over the past few years, the shift from traditional circuit-switched networks to next generation packet-switched networks has continued to gain momentum. As data traffic becomes the dominant factor in communications, service providers are building and maintaining converged networks for integrated voice and data services. In addition, underdeveloped markets without basic wire line service in countries such as China and India and certain countries in Eastern Europe are beginning to use VoIP technology to deliver voice and data services that were previously unavailable. In addition, the growth in broadband access and related technologies has driven the emergence of alternative service providers. This in turn stimulates competition with incumbent providers, encouraging them to adopt voice over packet technologies. The entry of new industry players and the demand for new equipment have impacted our business in the last few years.

In 2010, we continued to experience pressure to shorten our lead times in supplying products to customers. Some of our customers are implementing “demand pull” programs by which they only purchase our product very close to the time, if not simultaneously with the time, they plan to sell their product. We are increasing our sales efforts in new markets, such as Latin America, Eastern Europe and Far East. We have introduced new system level products, and applications in our product lines.  We are still experiencing low visibility into customer demand for our products and our ability to predict our level of sales.

E.           OFF-BALANCE SHEET ARRANGEMENTS

We do not have any “off-balance sheet arrangements” as this term is defined in Item 5E of Form 20-F.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010, our contractual obligations were as follows (dollars in thousands):

	PAYMENTS DUE BY PERIOD
	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS	TOTAL
Senior convertible notes			353		353
Bank loans	6,000	9,750			15,750
Rent and lease commitments, net	4,775	4,625	598	39	10,037
Severance pay fund (1)					782
Uncertain tax positions (2)					338
Office of the Chief Scientist				12,463	12,463
Other commitments	930	–	–	–	930

(1) Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2010 was $15.8 million. This obligation is payable only upon termination, retirement or death of the respective employee. We have funded $15.0 million through deposits into severance pay funds, leaving a net obligation of approximately $782,000.

(2) Uncertain income tax position under ASC 740 (formerly FASB Interpretation No 48), “Income Taxes”, are due upon settlement and we are unable to reasonably estimate the ultimate amount of timing of settlement.